2265 Upper Middle Road East, Suite 602
Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics Appoints Michael J. Willner

to its Board of Directors

Oakville, ON - September 7, 2021 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage biotechnology company focused on developing innovative anti-inflammatory therapies for the treatment of cardiovascular disease, is pleased to announce the appointment of Michael J. Willner, Esq. to its Board of Directors, effective immediately.

Michael J. Willner has practiced as both an Attorney and a Certified Public Accountant. He graduated from Emory University Law School as a member of the Emory Law Review. Subsequently, he practiced real estate and corporate law with New York City-based Milbank, Tweed, Hadley & McCloy, one of the nation's most prominent international law firms. Prior to his legal career, Mr. Willner was employed by the former Arthur Andersen & Company, a national accounting firm, where he practiced in Arthur Andersen's tax department.

Mr. Willner has been a very active and successful opportunistic investor for over forty years and is the founder of Willner Capital, Inc., an investment company specializing in public and private equities, as well as debt instruments. Willner Capital primarily uses fundamental analysis as an evaluation method and event-driven strategies. Over the past ten years, Willner Capital has made significant investments in both the biotechnology and pharmaceutical cannabinoid industries, focusing primarily on clinical-stage companies that seek to address significant unmet medical needs. Mr. Willner has been quoted in the New York Times business section and has served as a moderator and participant on numerous panel discussions and advisory boards regarding his investments in the pharmaceutical side of the cannabinoid industry.

"I am pleased to welcome Michael Willner to Cardiol's Board of Directors," said Dr. Guillermo Torre-Amione, Chairman of Cardiol Therapeutics. "An advisor to the Company since December 2019, Michael has supported the Company's corporate development and capital markets initiatives which have resulted in significant progress with respect to the development of our lead drug candidate and have placed Cardiol in a strong financial position to complement our recent successful up-listing to NASDAQ.  We are delighted that Michael has agreed to join the Board and provide his insights and experience as we advance the clinical development of important therapies aimed at improving the standard of care for people with inflammatory heart disease."

Deborah Brown has stepped down from the Board of Directors to allow her to focus on her new responsibilities in the global pharma venture which acquired Accelera Canada, the consulting firm of which she was a co-founder and Managing Partner. Cardiol would like to take this opportunity to thank Deborah for her contributions to the Company as a founding director and wish her the very best with her latest endeavour.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage biotechnology company focused on the research and clinical development of innovative anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being investigated in a Phase II/III outcomes study (the LANCER trial). The LANCER trial is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce mortality and major cardiovascular events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key markers of inflammatory heart disease.

Cardiol has also received clearance from the FDA for its investigational new drug ("IND") application for a Phase II international trial that will investigate the anti-inflammatory and anti- fibrotic properties of CardiolRx in patients with acute myocarditis, which remains the most common cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx and other anti-inflammatory therapies for the treatment of chronic heart failure - a leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions, and is subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

David Elsley, President & CEO +1-289-910-0850
david.elsley@cardiolrx.com

Trevor Burns, Investor Relations +1-289-910-0855
trevor.burns@cardiolrx.com

Anu Kher, Media Relations
cardiol@kcsa.com